EXHIBIT INDEX

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS
OF MAY 8 2006

     The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on May 8 2006, at 10:00 a.m., met at the company’s head office, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure Committee, Insider Trading Committee and Audit Committee, as well as examining the financial statements for the first quarter of 2006.

      Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meetings of the Disclosure Committee and the Insider Trading Committee, held on April 28 2006.

     Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the period from February 20 to May 4 2006, highlighting that at a meeting held with the members of the Audit Committee, the Central Bank of Brazil’s supervisory team had emphasized the progress made in corporate governance practice at the Itaú Financial Conglomerate and the positive evaluation of the Committee’s activities.

     Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the first quarter of 2006, receiving unqualified opinions from both the Fiscal Council and the Independent Auditors.

     After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA –Bolsa de Comercio de Buenos Aires).

BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 2
Meeting of the Board of Directors of May 8 2006

     With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, May 8 2006. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Pérsio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer